EXHIBIT 14.1

CODE OF BUSINESS CONDUCT
Date Issued	Date Revised	Approved by: Board of Directors on Jan. 13, 2006	Page 1 of 21
January 23, 2006	n.a.
REGENCY ENERGY PARTNERS LP
CODE OF BUSINESS CONDUCT
     The following constitutes the Code of Business Conduct (the “Code”) of Regency Energy Partners LP (the “Partnership”) which has been adopted by the Board of Directors (the “Board of Directors”) of Regency GP LLC (the “Company”), the general partner of Regency GP LP (the “General Partner”), the general partner of the Partnership, and is applicable to all directors, officers and employees of the Partnership, the General Partner, the Company and the subsidiaries of the Partnership (together, “Regency”). The value statements set forth in this Code describe the standards by which we measure ourselves and are the most important and fundamental principles regarding the way we do business at Regency.
Integrity and Trust
We strive to do what is right and to uphold and enhance our reputation for integrity in all business activities. Meeting business objectives is important, but we must also be proud of the manner in which they are achieved. It is our intention to treat everyone fairly, honestly and with trust and respect. We believe the foundation in trusting relationships is integrity.
Accountability and Dependability
We accept personal accountability to meet business needs, enhance our systems and processes, and help others improve their effectiveness. We will honor our commitments and deliver on the promises we make to customers, unit holders and each other.
Valuing Individuals
Our people will always be our most important asset and the basis for our success. We value the skills, strengths and perspectives of all individuals. We believe creating and sustaining an environment that enables all of our employees to excel is critical to our success. Our employees’ well being is important to us.

Innovation
We encourage new ideas and innovative thinking, and support efforts to translate those concepts into viable services and processes. We strive to foster an atmosphere of innovation that will enable us to meet the needs of existing and future customers.
Commitment to Quality
We will provide services of superior quality and value that meet the needs of all our customers. We strive for continuous improvement in the quality of services delivered and believe that we will be rewarded in our efforts to do so.
Fair Dealing
It is Regency’s policy that each director, officer and employee should endeavor to deal fairly with each of Regency’s customers, suppliers, competitors and employees. None of them should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair practice.
Your Role
The Code describes Regency’s policies for proper business conduct and contains an overview of several of the most important areas regulated by the U. S. government and by our policies. This general discussion does not, however, replace the more detailed information given to employees whose jobs require more extensive knowledge of specific laws and policies, much of which is contained in the Company’s Manual of Internal Control Policies and Procedures.
Ask Questions
Neither the Code nor the Manual of Internal Control Policies and Procedures can provide definitive answers to all questions. For that we must ultimately rely on your good sense of what is required to adhere to Regency’s high standards, including a sense of when it is proper to seek guidance on the appropriate course of conduct. (See also Ethical Decision Check in back of the Code.)
Administering and Enforcing the Code
All of Regency’s directors, officers and employees are required to comply with the Code and the Manual of Internal Control Policies and Procedures. The Company has appointed a Corporate Compliance Committee to govern our compliance program. The Code applies to all Regency employees, whether their responsibilities lie primarily with the Company, the General Partner, the Partnership or the operating subsidiaries.
The Company is committed to providing timely and specific guidance to employees with respect to the Code and other policies. Whenever the correct course of conduct seems unclear, employees must consult their management, the Compliance Officer or the Regency compliance Hotline.

Reporting of Possible Violations
It is the obligation of any director, officer or employee who believes another director, officer, employee or any agent, consultant or contract worker is violating Regency’s policies or local laws or is engaging in any activity that could damage Regency’s reputation to call this immediately to the attention of management or one or more of the following:
•	The Company’s Compliance Officer;

•	any member of the Compliance Committee;

•	any manager in the internal audit department; or

•	Regency’s compliance Hotline

The Regency Compliance Hotline
The Company has established a toll-free 24-hour telephone line (the “Hotline”) for employees to report possible violations of law or Regency policy. The number is 1-800-355-5549. All calls are confidential and employees may choose to make their calls anonymously. There will be no retaliation against an employee for reporting a suspected violation of the Code.
Enforcement
It is the obligation of the directors, officers and employees of Regency to obey both the letter and spirit of the law and to comply with the Code and Manual of Internal Control Policies and Procedures. The Compliance Committee and the Compliance Officer have the responsibility for enforcement of the Code.
Failure to comply with the Code may result in disciplinary action up to and including termination of employment, depending on the nature and severity of the violation. In addition, any supervisor, manager, officer or director who directs, approves or condones infractions, or has knowledge of them and does not promptly report and correct them in accordance with the Code, will be subject to disciplinary action up to and including termination of employment or office.
Compliance with Law
It is the general policy of Regency that its directors, officers and employees shall comply with all applicable laws and governmental regulations. Specific aspects of laws and governmental regulations applicable to Regency and its operations are addressed in this Code, such as antitrust laws, environmental laws, laws relating to sensitive payments, laws relating to political contributions and laws relating to nondiscriminatory treatment of employees. Notwithstanding these specific references, none of us must lose sight of our collective obligation to comply with all those other laws and regulations that are applicable to our company and its business and operations.
Accounting and Internal Controls
Precise accounting for all transactions is essential to controlling Regency’s affairs and maintaining the accuracy of its financial reporting. It is the common language between management and the various functions within Regency and is also the basis for our communications with equity holders and other stakeholders.
Internal controls are an essential part of accounting, as well as of the orderly functioning of the business of Regency. (See the Introduction to the Manual of Internal Control Policies and Procedures.) Internal accounting controls are designed to ensure the integrity of the accounting data in our financial statements and reports. They also help to prevent inefficiency, waste and the improper use of Regency funds or other assets.
To ensure the integrity of our accounting records, all entries to Regency’s books must be prepared in a timely manner with accuracy and honesty. They must also be supported by adequate documentation to provide a complete, accurate and auditable record of the transactions they describe. Therefore, it is vital that no fund, asset, liability, revenue or expense of Regency be concealed or incompletely recorded in any situation or for any purpose. This is not only the responsibility of Regency’s accountants who record transactions but the responsibility of virtually every employee who contributes in some way to creating the records Regency keeps by preparing gas measurement reports, expense reports, time records, job logs, activity reports and similar records.
The Audit Committee of the Board of Directors reviews the Company’s internal auditing practices, selects and arranges compensation for independent auditors, and oversees other aspects of Regency’s financial reporting and control systems and business ethics policies.
A strong audit effort helps ensure compliance with established policies, procedures and controls and helps identify potential control deficiencies so that they may be promptly corrected. Regency’s internal audit function is viewed as an essential resource, and it plays a critical role in providing management with evaluations of the effectiveness of internal controls over accounting, operational and administrative functions. All employees are required to cooperate fully with the auditors. False or misleading statements to auditors, whether internal or external, will not be tolerated and will constitute a falsification of records. No member of management or any other employee may interfere with the audit process or withhold records. Authority for auditing is derived from the Audit Committee of the Board of Directors, which has unrestricted access to the Company’s internal audit department.
Any employee having information or knowledge of any unrecorded fund or asset or any prohibited act should promptly report it to his or her management and to the Company’s internal audit department, which shall promptly advise the Company’s Chief Financial Officer and Chief Legal Officer. Alternatively, he or she can call the Hotline. (See “The Regency Compliance Hotline” above.)
More detailed information about internal controls is contained in the Manual of Internal Control Policies and Procedures. In addition, detailed procedures are made available to all employees who are involved with the design and operation of internal accounting controls.
Fraudulent Conduct
Regency employees may not engage in any scheme to defraud anyone out of money, property, or honest services. Such conduct is in violation of Regency policy and the law and carries severe penalties. Regency relies on its internal controls and the personal integrity of all employees in safeguarding Regency assets against damage, theft, and other unauthorized use. Irregularities include dishonest or fraudulent activity, which results in the misappropriation of Regency assets for personal gain. Employees who become aware of known or suspected irregularities must report them promptly to their manager or other appropriate individual pursuant to the reporting procedures described in the Code.
Conflict of Interest
Regency respects the privacy and individual rights of its employees and directors in the conduct of their personal affairs. Each of the employees and directors has, however, a primary business responsibility to Regency and is expected to avoid any activity that may interfere, or have the appearance of interfering, with the discharge of this responsibility. A conflict of interest exists if your outside business or other interests may affect adversely, or have the potential to affect adversely, your job performance.
Circumstances may arise in which the activities of an employee or director could conflict with the best interests of Regency and, consequently, could adversely affect Regency’s reputation or relations with others or interfere with fulfillment of the employee’s or director’s responsibilities to Regency. It is management’s responsibility to ensure that employees and directors are made aware that such activities must be avoided, both on the job and off. It is the obligation of each employee and director to avoid any activities, associations or interests that interfere, or potentially interfere, with the performance of that individual’s responsibilities to Regency. This obligation extends to appearances of conflicts and exists regardless of whether or not the individual’s performance is in fact adversely affected.
No employee or director shall receive compensation beyond that provided by Regency, including fees or honoraria, for services rendered to any person or organization on behalf of Regency. Moreover, no employee or directors shall accept gifts or services of more than nominal value from anyone doing or seeking business with Regency. When an employee believes that it may be inappropriate under the circumstances to reject a gift that may be prohibited by the Code, the employee should consult with his or her supervisor to determine an acceptable course of action.
Conflicts of interest also arise when a director, officer or employee receives improper personal benefits as a result of his or her position with Regency. In this regard, any loans to, or guarantees or obligations of, any such persons must be reviewed and approved by the Chief Executive Officer.
Subject to the provisions of the partnership agreement of the Partnership, directors, officers and employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or their position with Regency.
Employees and directors may not use their positions or Regency’s assets, information or influence for personal gain or for the advantage of others.
Subject to the provisions of the partnership agreement of the Partnership, directors, officers and employees may not compete with Regency.
For the purposes of determining the existence of a conflict of interest, the activities of immediate family members are considered to be the actions of the employee or director.
The employment of or contracting with our relatives may raise issues about confidentiality, objectivity and integrity in work relationships. Similar questions may arise about other personal relationships. Therefore, Regency requires that you immediately disclose to your supervisor any family or personal relationships that may cause or give the appearance of a conflict of interest, either in direct employment with Regency or with related people connected with clients and or suppliers of Regency. For example, an employee should not negotiate or participate in a decision regarding contracting with a company owned or controlled by a person with whom that employee has a personal relationship or participate in hiring or other employment decisions regarding a person with whom the employee has a personal relationship.
Employees and directors also have a responsibility to keep confidential trade secrets and all other information that belongs to Regency and that is competitive or has commercial value. Confidential information is to be used in pursuing Regency’s own business interests, and it must not otherwise be used or disclosed to others outside Regency either during or after employment.
If any doubt should exist regarding an actual or potential conflict of interest, employees should seek guidance from management. Each employee is encouraged to report any suspected conflict of interest to the Company by disclosure to management or to the Company’s Compliance Officer. Each employee may also call the Hotline. (See “The Regency Compliance Hotline” above.)
It is expected that each director, officer and employee of Regency will protect any proprietary information he or she may have learned or to which he or she has been given access belonging to a prior employer or its clients or suppliers. Such protection includes refusing use of the information on the job at Regency and refusing to disclose it to Regency personnel for any purpose. Additionally, directors, officers and employees are expected to respect the confidentiality of Regency and Regency client/customer information even after leaving Regency. By preserving one’s personal integrity, each of us assumes a vital role in preserving the integrity of Regency.
Further information about conflicts of interest may be found in the Manual of Internal Control Policies and Procedures. We emphasize, however, that the most important guides in this area are the honesty and good judgment of our employees.
Our Employees
The employees of Regency working together as a team are the key to our success. Our ability to work as a team is grounded in respect, respect by each of us for each other.
Our pay policy is to administer wages and salaries in a manner that will be sufficiently competitive with others in our industry to attract and retain high-caliber personnel and to provide incentive for, and to reward, high-level performance. Our “pay-for-performance” philosophy ensures that employees’ salaries reflect their current and sustained performance relative to that of others paid in the same categories. Our wage and salary schedules are reviewed at least annually, recognizing competitive pay levels of other major employers who hire the same quality of personnel for comparable jobs.
While we hope to provide stable employment, we do not guarantee employment for any particular period of time for any employee and no Regency employee is authorized to make such a guarantee (other than pursuant to authority granted by our Board of Directors). Generally, either an employee or Regency is free to terminate the employment relationship at any time. Regency will take steps to end a person’s employment only after it has concluded that such action is warranted. If applicable, a written contract will control.

Diversity
We value the uniqueness of individuals and the various perspectives they provide. We promote diversity within our work force and have an inclusive environment that enables each of us to fully participate and contribute.
Avoiding Discrimination and Harassment
Regency is committed to the philosophy underlying the laws prohibiting discrimination in employment matters (i.e., hiring, rate of pay, promotion, demotion and termination) because of age, race, color, marital status, sex, sexual orientation, religion, national origin or disability.
An essential part of our commitment to equal employment opportunity is to maintain a working environment in which employees may perform their jobs free of physical or verbal harassment because of race, marital status, sex, sexual orientation, color, national origin, religion, age, disability or veteran status. It is important for all employees to know and understand that Regency will not tolerate any form of harassment. Once again, our ability to work as a team is grounded in respect for each other. Any form of harassment is utterly inconsistent with that respect.
Employees with concerns about employment, employment discrimination or harassment should contact their supervisor, the Compliance Officer or any member of the Compliance Committee. Employees may also use the Hotline to state their concerns anonymously. (See “The Regency Compliance Hotline” above.)
Substance Abuse Policy
Regency is committed to providing a safe and healthy workplace for employees. As part of this policy, Regency maintains reasonable safety rules, practices and procedures with firm and fair enforcement and communicates these rules, practices and procedures to all employees. At the same time, we expect employees to be efficient and productive in performing their job assignments.
Consistent with this policy, Regency has adopted several rules governing employee conduct, including rules that prohibit:
•	The use, possession, distribution, purchase or sale of controlled substances, including illegal drugs, narcotics, prescription drugs obtained or used without a legal prescription, or other unlawful substances or materials on Regency’s premises while conducting business for Regency or while operating Regency equipment.

•	The unauthorized use, possession, distribution, purchase or sale of alcohol on Regency’s premises while conducting business for Regency or while operating Regency equipment.

•	Reporting to work or working under the influence of controlled substances, including illegal drugs, narcotics, other unlawful substances, or intoxicating beverages.

•	The use of any substance that causes or contributes to unacceptable job performance or disruptive job behavior.

To provide a safe and healthy workplace for its employees, to have an efficient and productive work force and to ensure compliance with the above-described rules, the Company is authorized by the Board of Directors to conduct the following searches and tests, where allowed by law and when deemed necessary, under the conditions described in the procedures applicable to a particular company facility:
•	Searches (with the assistance of law enforcement agencies when the management of the facility believes circumstances warrant) of personnel, vehicles, personal property or any other property located on the facility’s premises for illegal drugs or other unlawful or unauthorized substances or materials.

•	Tests to determine the presence of any illegal drugs or other unlawful or unauthorized substances in an employee’s body.
Regency’s substance abuse policy can be found in the Manual of Internal Control Policies and Procedures. Regency makes assistance available to employees with alcohol or drug abuse problems through its Employee Assistance Services.
Workplace Violence
Regency is committed to providing a workplace that is safe, secure, and free from acts of violence or threats of violence. In keeping with this commitment, the Company has established a strict policy that prohibits actual or threatened violence against co-workers, visitors, or any other persons who are either on our premises or have contact with employees in the course of their duties. This policy applies to all employees equally, including managers, supervisors, and non-supervisory personnel. Security and safety in the workplace is every employee’s responsibility.
Every threat of violence is serious and must be treated as such. Prohibited behavior may include such acts as:
•	Making a verbal threat, orally or in writing, explicitly or implicitly, to harm another employee or destroy company property;

•	attempting to intimidate or harass other employees;

•	throwing objects at other employees with the intent to inflict bodily harm;

•	making menacing gestures in an effort to upset, frighten, terrorize or otherwise antagonize other employees;

•	expressing and maintaining grudges against co-workers or supervisors that are out of proportion with what a “reasonable person” might express;

•	displaying a persistent and intense or obsessive romantic or physical interest that is unwanted and unwelcome (e.g., harassing, stalking);

•	bringing or threatening to bring a weapon to work and displaying a firearm; and

•	exhibiting behavior that a reasonable person would consider to be a possible danger to the exhibitor or to others.

Further detail can be found in the Company’s Policy on Security of Personnel and Assets in the Manual of Internal Control Policies and Procedures.
Securities Laws
The Partnership will, soon after adoption of this Code by the Board of Directors, become a publicly reporting enterprise under the Securities Exchange Act of 1934. As such, the Partnership and its affiliates will become subject to the myriad of federal and state securities laws and regulations. These laws and regulations relate, among other things, to the dissemination of information about the enterprise to the investing public, the trading in the enterprise’s securities by directors, officers and employees, the maintenance of internal controls, including internal accounting controls, corporate governance and the unitholders’ franchise. It is Regency’s policy to abide by and comply with these laws and regulations, both in letter and spirit.
Among the securities laws and regulations are those that relate to the use of material inside information in connection with the purchase or sale of the Partnership’s securities, so-called insider trading. Insider trading is both unethical and illegal. The Company has adopted a specific and detailed policy relating to insider trading. See the Company’s Policy on Insider Trading in the Manual of Internal Control Policies and Procedures.
Lobbying
Lobbying is an essential and constructive part of the political process. It attempts to influence public policy decisions through information and advocacy (which could include legislative testimony and comments on proposed legislation), either by direct communication with public officials or by encouraging employees, equity holders and others to communicate with those officials. Almost all government regulation imposes requirements on the individual or individual’s employer, or both, to disclose certain lobbying activities. These reportable activities are not limited to activities of “lobbyists” and may include actions that most individuals normally do not associate with the term “lobbying.”
Employees authorized to represent Regency in legislative or regulatory matters are responsible for understanding and complying with all applicable laws and regulations. Employees planning to participate in any activity that involves contact with public officials on behalf of Regency should first contact the Executive Vice President — Administration or the Chief Executive Officer of the Company to determine the applicable government requirements, if any.
Sensitive Payments
The United States Foreign Corrupt Practices Act (FCPA) makes it a crime for companies, as well as their officers, directors, employees, and agents, to pay, promise, offer or authorize the payment of anything of value to a foreign official, foreign political party, officials of foreign political parties, candidates for foreign political office or officials of public international organizations corruptly for the purpose of obtaining or retaining business. While Regency does not do business abroad, there are other U.S. laws to similar effect with respect to payments to official in the United States.
Directors, officers and employees may not make or promise payments or gifts, beyond modest social courtesies, to officers or employees of any customer or government. Payments of this nature are strictly against Regency policy even if the refusal to make them may cause Regency to lose business.
Political Contributions
Company contributions to candidates for U.S. federal office are prohibited by law. We may in the future establish an Employees Political Action Committee (REPAC) under applicable laws to support the election of candidates for federal office and candidates for state and local office in certain U.S. states through campaign contributions. Laws governing corporate contributions to state, local and non-U.S. candidates and campaigns vary from place to place. Where and to the extent permitted, Regency makes political contributions to appropriate candidates. Political contributions by Regency will only be regarded as “appropriate” if related to Regency or industry business objectives. Where appropriate, management will take the initiative to identify opportunities and recommend political contributions. All requests for contributions, regardless of the amount, must be reviewed by management and legal counsel. It is Regency policy to furnish a list of all political contributions to any equity holder, upon request.
Gifts to Public Officials
Occasionally, if lawful, Regency may give public officials items of value, such as honoraria, travel expenses, meals or event tickets. Such expenditures may, however, raise limitations, prohibitions, reporting and conflict of interest issues. Any such expenditure, carried out improperly could result, in the worst case, in Regency being accused of attempted bribery. No gift may be provided to a U.S. public official unless approved in advance by the Executive Vice President — Administration or the Chief Executive Officer of the Company. No approval will be granted except to the extent the gift complies with law and the Manual of Internal Control Policies and Procedures. Questions regarding potential gifts to non-U.S. public officials must be reviewed in advance by the Chief Financial Officer of the Company in accordance with the Manual of Internal Control Policies and Procedures.
Civic and Political Activity of Employees
Regency encourages employees to participate in the political and governmental process and communicate their views to appointed and elected officials. The political and governmental activities of employees should not, however, affect job performance adversely. Employees should be careful not to identify themselves as representing Regency unless Regency has given prior approval.
Employees who serve on policy-making or regulatory bodies of government bear a special responsibility to avoid any conflict of interest. Moreover, employee participation in political campaigns during paid working hours or by using the Regency facilities may be construed as an “in-kind” political contribution by Regency that would require corporate approval and that, very often, could be illegal. Employees should consult management or the Executive Vice President — Administration of the Company on these matters if there is any uncertainty.
Health, Environment and Safety
Regency’s policy is to protect the safety and health of the people and the environment. Consistent with our values and our goal to be recognized and admired for safety, health, and environmental excellence, we conduct our business in a socially and responsible and ethical manner. To that end, we work ethically and constructively to influence proposed laws and regulations and the debate on emerging issues.
In addition to Regency’s commitment to legal compliance, we embrace the principles of risk management in all aspects of its operations. Risk management means deciding what should be done now to limit our future liabilities and to improve our long-term competitive position. The process of risk management involves identifying and prioritizing potential problems, determining the probability of problems occurring, exploring alternative solutions and acting where appropriate.
On the compliance side, our Policy on Health, Environment and Safety commits Regency to compliance with the spirit and letter of all environmental, health and safety laws and regulations, regardless of the degree of enforcement. If Regency believes that a regulation or government policy is unsound or contrary to law, we will work to change it through the available regulatory, legislative or judicial processes. Until the regulations or policies are changed, however, Regency will comply with them.
In this area, the Company has issued detailed compliance guidelines in its Manual of Internal Control Policies and Procedures, including our Policy on Health, Environment and Safety.
In the United States, federal, state and local governments have enacted legislation designed to protect people and the environment. For protection of Regency and our employees, possible violations affecting people or the environment should be promptly brought to management’s attention for investigation. If preferred, employees may anonymously use the Hotline to report possible violations of law or company policy. (See “The Regency Compliance Hotline” above.)
Antitrust Laws
The purpose of the antitrust laws is to ensure a fair and competitive free market system. While we compete aggressively in our business activities, it is our policy to conduct our efforts in the marketplace in accordance with the letter and spirit of the applicable antitrust laws. The consequences for Regency and its employees of not complying with the antitrust laws are extremely serious. Violation of some antitrust provisions is a felony in the United States and can lead to fines and imprisonment for the individuals involved and to even heavier fines for Regency. Moreover, even in the absence of a criminal prosecution, civil antitrust suits may be brought to recover treble damages and attorneys’ fees.

Agreements and Contacts with Competitors
Some of the most serious antitrust offenses are between competitors, such as agreements to fix prices or to divide customers, territories, or markets.
Regency must always make its pricing decisions independently of its competitors. Regency also may not agree with a competitor to divide customers or territories or to refrain from selling a certain product or service in any geographic region or to any category of customer. These agreements, like price-fixing, are always illegal in the United States.
Contact with competitors, and particularly exchanges of information with competitors (including benchmarking activities), can be filled with antitrust hazards because the antitrust laws prohibit agreements among competitors that unreasonably restrain trade. Unlawful agreements need not take the form of a written contract or consist of express commitments or mutual assurances. Courts can infer agreements based on “loose talk,” informal discussions, or the mere exchange between competitors of information from which pricing or other collusion could result. Any communication with a competitor’s representative, no matter how innocuous it may seem at the time, may later be subject to legal scrutiny and form the basis for accusations of improper or illegal conduct.
To minimize this risk, contacts with competitors must be kept to an absolute minimum. Membership in trade associations is permissible only if approved in advance by the head of your department. In all contacts with competitors, avoid discussing pricing policy, terms and conditions, costs, marketing and product plans, market surveys and studies, production plans and capabilities and any other proprietary or confidential information. Collaboration or discussion of these subjects with a competitor can be illegal. If a competitor raises any of them, even lightly or with apparent innocence, you should object, stop the conversation immediately, and tell the competitor that under no circumstances can you discuss these matters. If necessary, you should leave the meeting. You should also advise the Executive Vice President — Administration of the Company of such conversation.
Relationships with Customers and Suppliers
Relationships with customers and suppliers can also be subject to a number of antitrust prohibitions. Agreements with a competitor or customer to refuse to buy from or sell to any person may be unlawful under U.S. law. While Regency is as a general rule allowed to determine by itself that it does not wish to buy from or sell to a particular person, such decision when reached jointly with others may be illegal, regardless of whether such determination may be commercially reasonable. In addition, Regency may not agree with a supplier to limit that supplier’s sales to any of Regency competitors.
Some other activities that raise antitrust issues are discrimination in terms and services offered to customers, exclusive dealing arrangements with customers or suppliers, and tie-in sales (“tying”). Tying occurs when a buyer is required as a condition of purchasing one product to also purchase a second, distinct product. No programs involving these activities should be implemented without first consulting the Executive Vice President — Administration of the Company.

Whenever you have any doubt as to whether a contemplated action raises issues under the antitrust laws, you should consult the Executive Vice President — Administration or the Legal Department of the Company.
Privacy of Personal Information
It is our policy to comply with applicable legal requirements concerning privacy in the workplace. Employees should be aware that they have no right of privacy as to any information or file maintained in or on Regency’s property or transmitted or stored through Regency’s computer systems, voice mail, e-mail, or other technical resources. Employees should note that the attorney/client privilege relating to certain Regency information extends only to Regency and not to the individual. Regency may override any applicable passwords for purposes of inspecting, investigating or searching an employee’s computerized files or transmissions, voice mail, or e-mail or any other Regency media in which information is stored or transmitted.
How information about individuals is collected, maintained and disclosed affects virtually every individual with whom Regency deals, including its employees and credit customers.
Regency respects the confidentiality of information, including computerized information, relating to identified or identifiable individuals. To this end, it is Regency’s policy to guard against unauthorized or improper disclosure of this information. For example, names and addresses of employees would not be given to a travel agency for a travel offer that the agency wanted to extend to employees. Also, Regency would not, without the express written consent of an employee, disclose an employee’s salary to a lending agency where the employee had applied for a loan.
Regency expects its employees to comply with all privacy laws, rules and regulations that are applicable to its information practices. To assist in this regard, Regency has issued detailed guidelines contained in the Manual of Internal Control Policies and Procedures, with which employees are expected to be familiar. Because privacy laws vary in both scope and complexity in different locales, it is the responsibility of the management at each operating facility to obtain from legal counsel specific directions on what is required to comply with the privacy laws of the state in which the facility is located. Management is further responsible for making certain that privacy law requirements are communicated to every employee whose duties are in any way affected.
Restrictions on the Disclosure of Information
With increasing frequency, Regency and its employees are being requested to furnish information or documents to government agencies, legislative committees, courts or other bodies investigating operations conducted in their jurisdictions. The provision of such information may, however, be subject to restrictions or limitations under applicable laws.
Because the applicable laws are so complex in the area, all requests for such information should be forwarded immediately to the Executive Vice President — Administration of the Company, and no information should be furnished until authorization has been obtained from that officer.

Information Protection and Management
Information Protection
Regency’s information assets are vital resources. These resources include information in any form, whether acquired from others or developed by Regency, and any systems that store, process, or transmit information. It is the policy of Regency to ensure the availability, integrity and confidentiality of these resources in a manner that is consistent with risk and business value. It is the joint responsibility of management and all employees to take the necessary actions to protect these resources.
Employees have the responsibility to understand the business value of their information resources. Employees also have the responsibility to understand the risks associated with the possible compromise of the availability, integrity and confidentiality of these resources. Employees are responsible for taking appropriate actions to ensure that Regency information resources are protected commensurate with business value and risk. Accordingly, employees who are unsure of the legal or regulatory implications of their actions will be responsible for seeking management or supervisory guidance. Regency information is to be used in pursuing Regency’s own business interests and must not otherwise be used or disclosed by any employee either during or after employment.
Records Retention
Employees are required to apply our Policy on Records Management to all documents and other forms of information they create or receive in the course of their employment. Documents that satisfy any of the criteria of a Company Record (as defined in that Policy) must be retained for the applicable period required by the Record Retention Schedule found in that Policy. Documents and other forms of information that do not satisfy any of the criteria are not Company Records and should not be retained, except those subject to a Suspension of Destruction Notification issued in accordance with that Policy.
Computer Systems and Other Technical Resources
It is the joint responsibility of management and all employees to ensure that Regency’s computer systems and other technical resources are used appropriately, that is, consistent with Regency’s standards of business and ethical conduct and policies.
Internet
Regency has Internet services to support the advancement of its business goals and objectives. Regency encourages use of the Internet as a strategic business and learning tool. Occasional access to the Internet for learning or personal use is acceptable to facilitate the learning process and to promote the use of this strategic resource. At all times, during and after work, the Internet user is responsible for avoiding Internet sites that violate Regency’s sexual harassment or other policies. Any unintentional contact with such a site requires the user to avoid exposing anyone else to the material, which should be deleted immediately from computer storage.

Regency has the right to monitor and log Internet activity and to block offensive, illegal, and non-business-related sites. If an Internet user is uncertain whether a site violates Regency policy or the law, he or she should contact the appropriate manager or the Executive Vice President — Administration of the Company.
Internet activity is to be considered public and users must conduct their activity accordingly. Use caution when sending e-mail to a non-Regency Internet address. These messages travel across non-secure, public lines and may be stored in third-party systems, subject to discovery and disclosure. This could risk loss of confidential data. In addition, the address of the intended recipient should be confirmed prior to sending the communication.
The Internet can be used to communicate and exchange information as long as usage complies with all applicable laws, regulations, and Regency policies.
Electronic Mail
Regency operates and maintains electronic mail (“e-mail”) systems to facilitate internal business communications. While our e-mail system may be used for incidental and occasional personal messages, such use should be kept to a minimum. E-mail may not be used in any way that may be disruptive to Regency operations, offensive to others or violative of Regency policy or law. E-mail users should be aware that Regency and others may access e-mail records that are either stored or handled by Regency’s e-mail systems. E-mail messages, including personal messages, may thus be subject to review by Regency and others for appropriate purposes. Employees with unique or special access to e-mail records shall not access such records outside the normal course of supporting or administering these systems, without proper authorization. Employees who access the e-mail records of others without proper justification and authorization will be subject to disciplinary action up to and including termination of employment.
Access
Employees may access only files or programs, whether computerized or not, that they have permission to enter. Unauthorized review, duplication, dissemination, removal, damage or alteration of files, passwords, computer systems or programs, or improper use of information obtained by unauthorized means, may be grounds for disciplinary action, up to and including termination of employment.
It is the responsibility of each employee to maintain his or her password in a secure place and not share it with others. Also, employees should protect themselves and Regency by locking their workstations when they leave their computer, even for short amounts of time. Any activity done under an employee’s ID is the responsibility of that employee.
Confidential Information
Directors, officers and employees will frequently become aware of confidential non-public information, including trade secrets, concerning Regency and the parties with which Regency does business that is of a competitive nature or potentially has commercial value. Employees and directors are prohibited from using such confidential information for personal financial gain or for any purpose other than the conduct of Regency’s business. Employees and directors must maintain the confidentiality of such information and it must not otherwise be used or disclosed by any director, officer or employee either during or after employment except in furtherance of Regency’s business.
Caution and discretion are required in the use of confidential information. Your obligations with respect to Regency’s trade secrets and proprietary information and other confidential information to which you have access by reason of your employment at Regency are:
•	Not to disclose the information to persons outside of Regency except when sufficient assurances are obtained under binding confidentiality agreements;

•	not to use this information for your personal benefit or the benefit of persons outside Regency;

•	to share this information only with other Regency employees who have a legitimate “need to know;” and

•	to the extent required by laws or regulations, to report them fully and fairly to the relevant governmental and regulatory authorities.
Litigation Discovery
Special care must be taken with information requests during litigation. It is our policy to respect the judicial process. Truth in that process is essential. Therefore, employees involved in litigation discovery (that is, when documents or other evidence are required to be produced) shall:
•	Treat litigation discovery as a priority;

•	thoroughly review any questions they have with Regency attorneys handling the matter and fully and completely comply with the instructions received from them; and

•	immediately report any suspected noncompliance to the Executive Vice President — Administration of the Company.
Intellectual Property Assets (IPA)
Intellectual Property Assets (IPA) is the term used to describe intangible personal property falling within one of the categories of assets known as patent rights, copyrights, trademarks, and trade secrets.
It is our policy to safeguard IPA against theft, unauthorized disclosure, misuse, and infringement and indiscriminate handling. Accordingly, all management and employees of Regency are expected:
•	To comply with the laws and regulations applicable to the creation and protection of IPA;

•	to comply with the laws, regulations, and contractual commitments protecting the valid and enforceable IPA rights of third parties (the Company will not knowingly infringe or misuse the valid and enforceable IPA rights of third parties);

•	to recognize that IPA is a valuable asset;

•	to avoid any use of the Company’s IPA for personal gain;

•	to comply with all contractual obligations safeguarding the IPA of third parties;

•	to be accountable for the protection, use and disclosure of IPA and to seek guidance when unsure of their responsibility; and

•	to report violations of this policy to appropriate management.
The Executive Vice President — Administration of the Company will, on request, provide guidance to management and employees in identifying IPA and choosing the appropriate protection for IPA.
All Regency employees are required to comply with the Intellectual Property Policies and will be held accountable for noncompliance.
Waivers
Any waiver of any provision of this Code for executive officers or directors may be made only by the Board of Directors or the Conflicts Committee of the Board of Directors. Any such waiver granted by the Board of Directors or the Conflicts Committee shall be promptly reported to the holders of units of the Partnership.
Conclusion
Regency legal and ethical obligations go beyond what has been discussed in this document. We are equally concerned with complying with the many other laws and regulations that affect the conduct of our business. If questions arise, whether covered by the Code or not, we encourage you to contact your manager, the subject matter specialists within the Company, the Executive Vice President — Administration of the Company or the Hotline. Our Manual of Internal Control Policies and Procedures is also a valuable resource for guidance on many compliance issues.
The responsibility for meeting our legal and ethical obligations cannot be fully defined or ensured by any set of written rules, however extensive. Given that reality and because a code cannot possibly cover every situation that may arise, each of us must remember that our corporate standard calls for nothing less than total honesty and integrity in everything we do. This basic standard will govern us as we seek to make the right decision when we have no other specific guideline.
One way to analyze any situation in which the proper course is not clear is to ask yourself the following questions:
•	Is the action legal?

•	Is the action permitted under specific Regency policy and under its Code of Conduct?

•	Would I be willing to disclose this conduct to my own family, or to my management and all other Regency employees, without embarrassment?

If the decision is still not clear, you must disclose the situation and obtain guidance from your supervisor, your human resources representative, senior management or from Regency’s Legal Department. If you are uncertain as to whom to contact, you may also obtain guidance through use of our Hotline.
In the end, our confidence must rest, as it always has, upon the honesty, integrity and good sense of us all.

Summary of Regency Gas Services Code of Conduct
The full terms of the Code of Conduct are set forth in the Regency Code of Conduct, which is an important companion document to this form. Please refer to that document for a more comprehensive statement of the guidelines applicable to you as an employee of Regency
For ease of reference, and as a reminder, the following is a brief summary of some of the key elements of Regency’s Code of Conduct:
•	At Regency, we treat our customers fairly, honestly and with respect and dignity.

•	Regency employees have an obligation to safeguard Regency assets from loss, misuse, waste, damage and theft.

•	Communication, computer and information systems are not to be used in a way that may be unlawful, disruptive, offensive, harmful to morale, or cause any employee to feel either embarrassed or uncomfortable.

•	It is our policy to grant equal employment opportunity to all qualified persons without regard to race, creed, color, sex, age, national origin, religion, disability, marital status, or veteran status.

•	Regency does not tolerate sexual harassment or other unlawful behavior in the workplace, whether committed by a co-worker, leader, client, contractor, vendor or anyone else at Regency-sponsored functions or in any areas in which we operate.

•	You must continue to protect any proprietary information you may have learned or been given access to belonging to your prior employer or its clients or suppliers.

•	All employees, either while they are employed or after, are prohibited from disclosing to any unauthorized party trade secrets or other proprietary information belonging to Regency.

•	Business decisions, obligations and actions must be solely in the best interests of Regency to avoid any conflict of interest.

Certification
By signing below, I hereby acknowledge to my employer that I am aware of the existence of the Regency Code of Conduct, have access to it, have read and understood it, and agree that I will comply with it.

Employee’s Name:

(Please Print)

Work Location:

Employee’s Signature:

Date:

All employees of Regency (except where laws do not permit) are required to certify initially with the rollout of this policy, and periodically thereafter. New hires must certify with their orientation to Regency, and in any event within thirty (30) days of hire. Management and Human Resources are responsible for obtaining the required certifications (copies of the current policy will be available via Regency’s Intranet at all times) and will retain copies of the certification in the appropriate files.
Disclosure
Once you have reviewed and signed this Code of Conduct, please disclose any items you feel are relevant to the terms outlined in this Code. If needed, attach an additional page.